UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 29, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PDL BioPharma, Inc.
File No. 000-19756 - CF# 22661

_____

PDL BioPharma, Inc. formerly known as Protein Design Labs, Inc., submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.2 to a Form 10-Q filed on November 12, 2003, as modified by the same contract refiled with fewer redactions as Exhibit 10.51 to a Form 10-K filed on March 16, 2005.

Based on representations by PDL BioPharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2 to Form 10-Q	through October 1, 2013
Exhibit 10.51 to Form 10-K	through October 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Christian Windsor
Special Counsel